Exhibit 23.1

[Letterhead of Deloitte & Touche LLP]

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated February 29, 2008, relating to the consolidated financial statements of FEI Company and subsidiaries (the “Company”) (which reports include an explanatory paragraph referring to the adoption of Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement 109 and an explanatory paragraph referring to the adoption of Statement of Financial Accounting Standards No. 123R, Share Based Payment), and the effectiveness of the Company’s internal control over financial reporting appearing in the Annual Report on Form 10-K of the Company for the year ended December 31, 2007.

/s/ Deloitte & Touche LLP

December 17, 2008